Exhibit (a)(5)(E)

EMPIRE STATE REALTY TRUST COMPLETES EXCHANGE OF

SERIES 2019 PREFERRED UNITS

New York, New York, November 25, 2019 - Empire State Realty Trust, Inc. (NYSE: ESRT) (the “Company”), a leading real estate investment trust with office and retail properties in Manhattan and the greater New York metropolitan area, today announced the final results of the offer (the “Exchange Offer”) to exchange common operating partnership units (“OP Units”) of Empire State Realty OP, L.P. (“ESRO”) on a one-for-one basis for new Series 2019 Private Perpetual Preferred Units of ESRO (the “Series 2019 Preferred Units”).

The Exchange Offer expired at midnight, New York City time, on November 22, 2019. ESRO has accepted for exchange all of the OP Units that were validly tendered and not withdrawn before the expiration of the Exchange Offer. A total of 4,610,383 OP Units, were validly tendered and not withdrawn. The settlement for the Exchange Offer is expected to occur on December 6, 2019, at which time ESRO will issue 4,610,383 new Series 2019 Preferred Units, with a stated distribution entitlement of $0.70 per unit per annum.

The Exchange Offer was made only to current holders of OP Units and was not made or offered to the public or holders of the Company’s common stock or any other security. The Series 2019 Preferred Units will not be listed on any exchange.

This announcement is for informational purposes only. It is not an offer to exchange or a solicitation of an offer to exchange any security. The Company retained MacKenzie Partners, Inc. to serve as information agent in connection with the Exchange Offer. Questions may be directed to MacKenzie Partners, Inc. at (888) 410-7850.

About Empire State Realty Trust

Empire State Realty Trust, Inc. (NYSE: ESRT), a leading real estate investment trust (REIT), owns, manages, operates, acquires and repositions office and retail properties in Manhattan and the greater New York metropolitan area, including the Empire State Building, the “World’s Most Famous Building.” Headquartered in New York, New York, the Company’s office and retail portfolio covers 10.1 million rentable square feet, as of September 30, 2019, consisting of 9.4 million rentable square feet in 14 office properties, including nine in Manhattan, three in Fairfield County, Connecticut, and two in Westchester County, New York; and approximately 700,000 rentable square feet in the retail portfolio.

Forward-Looking Statements

This press release may contain forward-looking statements within the meaning of the Federal securities laws. You can identify these statements by use of the words “assumes,” “believes,” “estimates,” “expects,” “intends,” “plans,” “projects” and similar expressions that do not relate to historical matters. You should exercise caution in relying on forward-looking statements, because they involve risks, uncertainties and other factors which are, in some cases, beyond ESRT’s control and could materially affect actual results. Such factors and risks include, without limitation, a failure of conditions or performance regarding any event or transaction described above, regulatory changes, and other risks and uncertainties described from time to time in ESRT’s filings with the SEC. Except as may be required by law, ESRT does not undertake a duty to update any forward-looking statement.

Contact:

MacKenzie Partners, Inc.

(888) 410-7850

exchangeoffer@mackenziepartners.com

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